 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Directorate change

ROYAL DUTCH SHELL PLC
DIRECTORATE CHANGE

Royal Dutch Shell plc (the "Company") announces that Abraham (Bram) Schot, has been appointed a Non-executive Director of the Company with effect from October 1, 2020.

Chad Holliday, Chair of Royal Dutch Shell plc, said "Following a thorough search process and recommendations from the Board’s Nomination and Succession Committee, the Board is delighted that Bram has agreed to join the Board. Bram brings a wealth of experience, particularly his expertise in the automotive sector, which will assist Shell’s thinking on the future of mobility."

Notes
Bram Schot

Born in 1961, Bram is a Dutch citizen and has been member of the group Board of Volkswagen AG – responsible for the Premium Car Group, CEO of Audi AG, Chairman of Lamborghini and Ducati, responsible for the VW group Commercial Operations and Vice-Chairman of Porsche Holding Salzburg. From 2011 to 2016 he was a Member of the Board of Volkswagen CV, Executive Vice President responsible for Global Marketing, Sales & Services, New Business Models. In 2017 he became a member of the Board of Audi AG. From 2006 to 2011 Bram was President & CEO of Daimler/Mercedes-Benz Italia & Holding S.p.A. From 2003 to 2006 he was President & CEO of DaimlerChrysler in the Netherlands. Prior to this Bram held a number of Director and senior leadership roles within Mercedes-Benz in the Netherlands, having joined the business in 1987 on an Executive Management Programme.

September 9, 2020

Linda M. Coulter
Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: September 9, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary